UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

BSN Glasspack S.A.
(Translation of registrant’s name into English)
31, rue Henri Rochefort, 75017 Paris, France
(Address of principle executive offices)

BSN Financing Co. S.A.
(Translation of registrant’s name into English)
31, rue Henri Rochefort, 75017 Paris, France
(Address of principle executive offices)

     [Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...N/A...      Form 40-F...N/A...

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes            No

SIGNATURES

     The registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: August 12, 2004	By:	/s/ Pierre LaPlanche
Name: Pierre LaPlanche Title: Director

BSN Glasspack S.A.

Date: August 12, 2004	By:	/s/ Terry Lilley
Name: Terry Lilley Title: Chief Financial Officer

Management's discussion and analysis of financial condition and results of operations

Please note that the BSN GLASSPACK consolidated financial statements as of June 30, 2004 do not include the same perimeter as of June 30, 2003. The changes in perimeter are the creation of BSN Glasspack Obligation on July 1, 2003, formed at the time of issuing the new high yield bonds, the disposal of MSC as of December 29, 2003, and the entering in the perimeter of Renfort (not consolidated before December 31, 2003).

On June 21, 2004, Owens Illinois, an US listed company operating in the glass and plastic packaging industry acquired the ownership of BSN Glasspack SA.

The consolidated financial statements of BSN GLASSPACK have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain aspects from US GAAP.

All figures are presented in euros.

Six months ended June 30, 2004
compared to six months ended June 30, 2003

Net Sales

Net sales amounted to €657,5 million at June 31, 2004 compared to €667,6 million for the same period in 2003. Within the same perimeter, i.e. without Control equipment activity “MSC” and Renfort, net sales increased by €7,1 million, mainly due to higher volumes in wine and non-alcoholic beverages, and average selling price increase in all markets except in wine market. Break down by country is as follows:

France

Beverage and food containers. Net sales in France increased by 2,0% to €355,2 million in first semester 2004 compared to €348,1 million in first semester 2003. This increase is mainly due to a volume increase in all markets except in food markets in 2004, partially offset by a decrease in average selling prices in food market.

Control equipment. Net sales of control equipment (MSC) amounted to €19,5 million as of June, 2003. MSC was sold effective December 29, 2003.

Renfort. Net sales of Renfort, whose activities consist in distribution and other services (sales of bottles and bottling in Bordeaux area), amounted to €2.3 million as of June 30, 2004.

Germany

Net sales in Germany decreased by 0,1% to €137,5 million in first semester 2004 compared to €137,7 million in first semester 2003, due to average selling prices decrease mainly in food market and volume decrease mainly in spirit and non alcoholic beverages markets. These decreases were partially compensated by a volume increase in wine and beer markets.

The Netherlands

Glass packaging net sales in the Netherlands decreased by 1,0% to €106,3 million in first semester 2004, compared to €107,4 million in first semester 2003, due to volume decrease principally in food and spirit markets, partially compensated by an increase in average selling prices.

Spain

Net sales in Spain increased by 3,5% to €58,9 million in first semester 2004 compared to €56,9 million in first semester 2003. Net sales increase in Spain is due to a combined effect of volume increase in all markets except in beer market and an increase in average selling prices.

Cost of goods sold

Cost of goods sold decreased by €13,8 million to €542,5 million in first semester 2004 compared to €556,3 million in first semester 2003. Under the same perimeter, i.e. without MSC and Renfort, costs of goods sold decreased by €2,8 million and represented respectively 82,7% and 84,0% of net sales for first semester 2004 and 2003, mainly due to higher level of production and better production efficiency.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses decreased by €1,6 million to €46,6 million in first semester 2004 compared to €48,2 million in first semester 2003, mainly due to timing difference of administrative expenses and marketing expenses in first semester 2004 versus first semester 2003.

Research and Development Expenses

Research and development expenses decreased by €1,2 million to €3,3 million in 2004 compared to €4,5 million in 2003.

Restructuring expenses

There is no restructuring expenses in the first semester 2004 compared to €21,2 million during the first semester ending June 2003. During the first semester 2003, restructuring expenses were mainly related to a new legal agreement (“CATS”) signed for French entities (VMC and BSN Glasspack) which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation.

Other income and expenses

Other income and expenses improved by €1,0 million to expenses of €1,2 million in 2004 compared to expenses of €2,2 million in 2003, mainly due to the disposal of a Spanish land during the first semester 2004.

Interest expenses

Interest expenses increased by €2,9 million to €36,2 million in first semester 2004 compared to €33,3 million in first semester 2003, mainly due to the change of financial debt structure as of June 21, 2004.

Income tax expenses

Income tax expense increased by €8,4 million to €9,9 million in first semester 2004 compared to €1,5 million in first semester 2003. In the first semester 2004, the profit before income taxes is higher by €25,8 million compared to the first semester 2003 because there is no restructuring expenses in 2004.

Net income

Net income increased by €17,4 million to a net income of €17,5 million in first semester 2004 compared to a net income of €0,1 million in first semester 2003, as a result of the above factors.

Impact of Inflation

The impact of inflation on BSN Glasspack's costs and ability to pass on cost increases in the form of increased sales prices are dependent upon market conditions. While inflation can affect the price of energy, BSN Glasspack enters into hedging arrangements with respect to its energy needs to limit its exposure to such fluctuations. Soda ash may also be subject to price fluctuations, including inflation, while the price of BSN Glasspack's main raw material, cullet, is regulated. Inflation has not had a material impact on BSN Glasspack's results of operations during the past three years since the inflation rates in its principal markets during that period have been, on an overall basis, relatively low.

Liquidity and Capital Resources

BSN Glasspack's liquidity requirements arise primarily from the need to fund capital expenditures to maintain its manufacturing facilities, to service its debt, to expand its business and to fund working capital requirements.

Due principally to the seasonal nature of the beverage industry, in particular the beer and non-alcoholic beverage markets, in which demand is stronger during the summer months and during periods of warm weather, BSN Glasspack's shipment volume is typically higher in the second and third quarters. Consequently, BSN Glasspack builds inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters. As a result, there are generally negative cash flows and greater working capital requirements in the second and third quarters of the year as inventory is transformed into trade receivables. These seasonal effects are partly offset by the countervailing seasonal effects in the spirits industry, which is characterized by higher winter consumption, and the wine industry, which generates greater bottling activity in the first and third quarters. In addition, BSN Glasspack generally tries to schedule shutdowns of its plants for furnace rebuilds and machine repairs in the fourth quarter of the year. These shutdowns and seasonal sales patterns adversely affect profitability during the first and fourth quarters. As a result of these factors, BSN Glasspack's borrowing needs are greatest in the second and third quarters.

Cash flow from operating activities decreased by €35,2 million to €(29,6) million in first semester 2004, compared to €5,6 million in first semester 2003. The level of operating cash flow is lower than last year, mainly due to unfavorable change in current working capital as of June 30, 2004, consequently of lower level of net current working capital as of December 31, 2003 compared to December 31, 2002.

Cash flow used in investing activities decreased by €39,3 million in first semester 2004 compared to first semester 2003, mainly due to important projects finished in the first quarter 2003.

Cash flow from financing activities increased by €38,5 million in first semester 2004 compared to first semester 2003, mainly due to the change of financial debt structure as of June 21, 2004.

We believe that our operating cash flow, together with available borrowings, will be sufficient for our operating needs, other than any future acquisitions, and debt service requirements as they become due for at least the next several years.

Environmental Matters

On an ongoing basis, we incur capital and operating costs relating to environmental compliance. We do not believe that we will be required under either existing or anticipated future environmental, occupational health and safety and other governmental laws and regulations to expend amounts, which will have a material adverse effect on our financial condition or results of operations as a whole. However, the requirements of such laws and regulations have become stricter in recent years, and the costs of responding to future changes may be substantial and are not predictable.

Forward-looking Statements

This Management’s discussion and analysis of financial conditions and results of operations contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that includes, among others, statements of our future performance, and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Our management cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements.

Three months ended June 30, 2004
compared to three months ended June 30, 2003

Net Sales

Net Sales decreased by 6,9 million or 2,0% to 350,6 million for the three months ended June 30, 2004 compared with 357,5 million for the same period in 2003.

Within the same perimeter, i.e. without Control equipment activity “MSC” and Renfort, net sales increased by €1,8 million or 0,5% to €349,4 million for the three months ended June 30, 2004 from €347,6 million to the same period in 2003. Higher volumes in wine and non-alcoholic beverages markets and average selling price increases in all markets except for wine are partially offset by lower volumes in food and spirit markets. Break down by country is as follows:

France

Beverage and food containers

Net sales of France increased by 1,8% to €191,3 million for the three months ended June 30, 2004 compared to €187,8 million for the same period in 2003. This increase is mainly due to a volume increase in all markets except in spirit market for the three months ended June 30, 2004, partially offset by a decrease in average selling prices in food and wine markets.

Control equipment

Net sales of control equipment (MSC) amounted to €9,9 million for the three months ended June 30, 2003. MSC was sold effective December 29, 2003.

Renfort

Net sales of Renfort, whose activities consist in distribution and other services (sales of bottles and bottling in Bordeaux area), amounted to €1,2 million for the three months ended June 30, 2004.

Germany

Net sales in Germany decreased by 3,1% to €70,0 million for the three months ended June 30, 2004 compared to €72,3 million for the same period in 2003, due to a combined effect of a volume decrease in all markets except in wine and a decrease in average selling prices in all markets except in non-alcoholic beverage market.

The Netherlands

Glass packaging net sales in the Netherlands increased by 1,7% to €58,8 million for the three months ended June 30, 2004, compared to €57,8 million for the same period in 2003, due to a global average selling prices increase partially offset by a volume decrease mainly in food market.

Spain

Net sales in Spain increased by 0,6% to €30,8 million for the three months ended June 30, 2004 compared to €30,6 million for the same period in 2003. Glass packaging net sales increase in Spain is due to a global average selling price increase partially offset by volume decrease in beer market.

Cost of goods sold

Cost of goods sold decreased by €3,7 million to €288,0 million for the three months ended June 30, 2004 compared to €291,7 million for the same period in 2003. Under the same perimeter, i.e. without MSC and Renfort, costs of goods sold increased by 0,7% for the three months ended June 30, 2004 compared to the same period in 2003, in line with net sales increase of 0,5%.

Selling general and administrative expenses

Selling, General and Administrative Expenses decreased by €3,2 million to €22,2 million for the three months ended June 30, 2004, compared to €25,4 million for the same period in 2003, mainly due to timing differences.

Research and Development Expenses

Research and development expenses decreased by €0,5 million to €1,8 million for the three months ended June 30, 2004 compared to €2,3 million for the same period in 2003.

Restructuring expenses

There is no restructuring expenses for the second quarter-year of 2004. For the three months ended June 30, 2003, restructuring expenses amounted to €19,4 million and were mainly related to a new legal agreement (“CATS”) signed for French entities (VMC and BSN Glasspack) which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation.

Other incomes and expenses

Other income and expenses increased by €1,6 million to €3,5 million for the three months ended June 30, 2004 compared to €1,9 million for the same period in 2003, mainly due to specific expenses consecutive to acquisition by Owens Illinois of BSN Glasspack SA as of June 21, 2004.

Interest expenses

Interest expenses increased by €3,0 million to €20,9 million for the three months ended June 30, 2004 compared to €17,9 million for the same period in 2003, mainly due to the change of financial debt structure as of June 21, 2004.

Income tax expenses

Income tax expenses increased by €6,8 million to an expense of €6,1 million at June 2004 compared to an income of €0,7 million in 2003, due to improvement of income before income taxes.

Net income

Net income increased by €8,5 million to a net incomes of €7,9 million for the three months ended June 30, 2004 compared with a net loss of €0,6 million for the same period in 2003. This increase is mainly due to no restructuring expenses.

BSN Glasspack, SA
CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,

	2003	2004	2003	2004

			(in millions except for share information)
Net Sales	357.5	350.6	667.6	657.5
Raw materials and packaging	(58.3)	(54.1)	(116.3)	(110.9)
Energy	(32.0)	(32.7)	(65.1)	(67.2)
Personnel costs	(70.1)	(70.2)	(140.0)	(139.1)
Other cost of goods sold	(131.3)	(131.0)	(234.9)	(225.3)

Gross profit	65.8	62.6	111.3	115.0

Selling, general and administrative expenses	(25.4)	(22.2)	(48.2)	(46.6)
Research and development expenses	(2.3)	(1.8)	(4.5)	(3.3)
Restructuring expenses	(19.4)	___	(21.2)	___
Other income and expenses	(1.9)	(3.5)	(2.2)	(1.2)

Operating income (loss)	16.8	35.1	35.2	63.9

Financial expenses – net	(17.9)	(20.9)	(33.3)	(36.2)

Income (loss) before income taxes	(1.1)	14.2	1.9	27.7

Income tax (expense)/benefit	0.7	(6.1)	(1.5)	(9.9)

Income/(loss) before minority interest	(0.4)	8.1	0.4	17.8

Minority interest	(0.2)	(0.2)	(0.3)	(0.3)

Net income/(loss)	(0.6)	7.9	0.1	17.5

Weighted average number of ordinary shares in issue			4.728.750	4.728.750
Basic earnings per share			0.02	3.70

BSN GLASSPACK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		For the six months ended June 30,

	Note	2003	2004

		(in millions except for share information)

Net Sales		€667.6	€657.5
Raw materials and packaging		(116.3)	(110.9)
Energy		(65.1)	(67.2)
Personnel costs		(140.0)	(139.1)
Other cost of goods sold		(234.9)	(225.3)

Gross profit		111.3	115.0

Selling, general and administrative expenses		(48.2)	(46.6)
Research and development expenses		(4.5)	(3.3)
Restructuring expenses	10	(21.2)	___
Other income and expenses		(2.2)	(1.2)

Operating income (loss)		35.2	63.9

Financial expenses – net		(33.3)	(36.2)

Income (loss) before income taxes		1.9	27.7

Income tax (expense)/benefit	11	(1.5)	(9.9)

Income/(loss) before minority interest		0.4	17.8

Minority interest		(0.3)	(0.3)

Net income/(loss)		€0.1	€17.5

Weighted average number of ordinary shares in issue		4,728,750	4,728,750
Basic earnings per share		€0.02	€3.70

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN GLASSPACK AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,

	Note	2003	2004

		(In millions)
ASSETS

Cash and cash equivalents		€52.8	€83.6
Short-term loans		0.2	0.1
Trade accounts and notes receivable, net		223.9	312.8
Inventories, net	5	289.2	278.9
Other current assets		45.9	52.8

Total current assets		612.0	728.2

Property, plant and equipment, net	6	517.0	499.6
Intangible assets, net		20.9	18.8
Long-term receivables		0.5	0.4
Available for sale non current investments		3.2	3.2
Other assets		2.6	2.7

Total assets		€1,156.2	€1,252.9

LIABILITIES AND NET EQUITY

Trade accounts and notes payable		€201.1	€194.7
Other payables and accrued liabilities		164.0	152.6
Short-term debt	7	26.0	11.5

Total current liabilities		391.1	358.8

Provisions for retirement indemnities and pension obligations		112.5	114.0
Provisions for risks and charges		1.6	1.8
Deferred tax liabilities		33.0	42.4
Long-term debt	8	691.2	789.6
Other long-term liabilities		6.4	4.9

Total liabilities		1,235.8	1,311.5

Minority interest		0.2	0.4

Share capital		75.7	75.7
Additional paid-in capital		69.0	69.0
Retained earnings		(223.6)	(202.8)
Cumulative translation adjustment		(0.9)	(0.9)

Net equity		(79.8)	(59.0)

Total liabilities and net equity		€1,156.2	€1,252.9

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN GLASSPACK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,

	2003	2004

	(in millions)

Net income (loss)	€0.1	€17.5
Minority interest	0.3	0.3
Depreciation and amortization	42.0	43.2
Deferred income taxes	(3.8)	7.5
(Gain)/loss on sale of assets	0.4	(2.8)
Other (b)	7.8	(5.3)
Net change in current working capital	(41.2)	(90.0)

Cash flows provided by operating activities (a)	5.6	(29.6)

Acquisitions of fixed assets	(66.2)	(26.6)
Proceeds from sale of investments	2.7	2.7
Other investing activities	0.2	(0.1)

Cash flows used in investing activities	(63.3)	(24.0)

Issuance of debt (c)	80.8	328.7
Repayment on debt (c)	(34.8)	(244.3)
Dividends paid	(0.1)	(0.0)

Cash flows provided by/(used in) financing activities	45.9	84.4

Increase / (decrease) in cash and cash equivalents	(11.8)	30.8

Cash and cash equivalents at beginning of period	25.5	52.8

Cash and cash equivalents at end of period	€13.7	€83.6

The accompanying notes are an integral part of the Consolidated Financial Statements

BSN GLASSPACK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – Details

		For the six months ended June 30,

		2003	2004

		(in millions)
(a)	Cash flows provided by operating activities include:
	Income tax paid	€(1.9)	€(3.5)
	Interest paid	€(28.8)	€(37.3)
	Interest received	€1.9	€___

		For six months ended June 30, 2004 (in millions)
(b)	Other cash flow provided by operating activities
	Debt fees amortization	€1.0
	Change in restructuring reserve (see note 10)	€(4.7)
	Change in accrued financial interest	€ (2.1)
	Other	€0.5
	Total	€(5.3)

(c)	The change in short-term debt includes changes in financial creditors current accounts recorded as short-term debt, and change in financial debtors current accounts recorded as “other current assets” in the consolidated balance sheet. The change in current financial account is taken into account as a change in net debt.

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN GLASSPACK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF GROUP NET EQUITY

	Common Stock		Additional		Cumulative
	Shares	Amount	Paid-in Capital	Retained Earnings	Translation Adjustment	Net Equity

	(in millions)

Net equity as of December 31, 2002	4,728,750	€75.7	€69.0	€(288.8)	€(0.9)	€(145.0)

Net income				63.2		63.2
Cash flow hedges (effect of the application of IAS 39)				2.0		2.0

Net equity as of December 31, 2003	4,728,750	€75.7	€69.0	€(223.6)	€(0.9)	€(79.8)

Net income				17.5		17.5

Cash flow hedges (effect on application IAS 39 over first semester FY 2004)				3.3		3.3

Net equity as of June 30, 2004	4,728,750	€75.7	€69.0	€(202.8)	€(0.9)	€(59.0)

The accompanying notes are an integral part of the Consolidated Financial Statements.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions of euros (€) unless otherwise specified)

NOTE 1 – GENERAL NOTE AND DESCRIPTION OF BUSINESS

BSN Glasspack and subsidiaries ("BSN Glasspack", the "Company", “BSN Glasspack Group”, “the Group”) is a producer of glass containers for the beverage and food industries and operates 40 glass furnaces in 19 manufacturing facilities in France, Germany, The Netherlands and Spain. The Company employs approximately 6,200 people. The parent company, BSN Glasspack, a French "société anonyme" (SA), employs approximately 2,400 people. The address of the registered office is: 64 Boulevard du 11 Novembre 1918, 69100 Villeurbanne, France.

On June 21, 2004, Owens Illinois, an US listed company operating in the glass and plastic packaging industry acquired the ownership of BSN Glasspack. All operations are centralized under a new single European management within Owens Illinois organization.

NOTE 2 – LIST OF CONSOLIDATED COMPANIES

The consolidated companies as of June 30, 2004 are as follows:

Company	Country	% of interest	Activity

Ex Groupe Danone subsidiaries
BSN Glasspack (a)	France	100.00	Glass container
VMC	France	99.76	Glass container
BSN Glasspack España	Spain	100.00	Glass container
BSN Glasspack N.V.	The Netherlands	100.00	Glass container
Séfipal	France	100.00	Holding
Renfort	France	99.80	Distribution & other services
BSN Distribution Centre Ouest	France	100.00	Distribution
BSN Distribution Sud Est	France	100.00	Distribution
BSN Distribution Sud Ouest	France	50.00	Distribution
Champagne Emballage	France	50.00	Distribution

Subsidiaries acquired in 1999 from Gerresheimer
BSN Glasspack GmbH und Co. KG	Germany	100.00	Glass container

Companies set up in 1999
BSN Financing Company, S.A.	Luxembourg	100.00	Financing
VG Holding B.V.	The Netherlands	100.00	Holding
BSN Beteiligungs & Verwaltungs GmbH	Germany	100.00	Holding

Companies set up in 2000 (b)
BSN Glasspack Services	France	100.00	Financing
BSN Glasspack Treasury	Luxembourg	100.00	Financing
BSN Glasspack Finance	France	100.00	Financing
Fonds commun de créance	France	100.00	Financing

Companies set up in 2001 (c)
BSN Glasspack RE	Luxembourg	100.00	Reinsurance

Companies set up in 2003 (d)
BSN Glasspack Obligation	France	100.00	Financing

The consolidated financial statements are derived from the stand-alone financial statements of the above entities, which are each separate legal entities.

(a)	In 2001, Verdôme merged with BSN Glasspack.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b)	The Company restructured its financial debt to minimize the debt cost through the creation of cash pooling entities. The companies set up in 2000 are:

BSN Glasspack Treasury—Luxembourg, providing long-term financing for the group subsidiaries.
BSN Glasspack Finance—France, pooling group cash for the daily cash management of the group.
BSN Glasspack Services—France, centralizes the invoicing and the cash recovery for the group and realized a securitization of receivables through a “Fonds commun de créances” (see Note 8).

(c)	In 2001, the Company created a captive entity for reinsurance activity.

(d)	On July 1st, 2003, the Company created a new entity: BSN Glasspack Obligation. This entity was formed at the time of issuing the new senior subordinated notes. All the transactions are in connection with the issuance of these notes.

(e)	On December 29, 2003, BSN Glasspack sold MSC for a total amount of M€ 52. From a legal standpoint, the selling price has been split as follows: M€ 37,0 were allocated to shares, M€ 3,5 were allocated to industrial patents rights (“Droits de propriété industrielle”) whereas the remaining portion (M€ 11.5) was allocated to intangible assets related to the MSC business (“fonds de commerce”) directly held by BSN Glasspack. As required under French regulation for transfer of such intangible assets, BSN Glasspack put in place a guarantee in favor to its creditors for a total amount of M€ 11,5 and for the period from December 29, 2003 to March 31, 2004.
In accordance with the senior credit agreement, MSC disposal proceeds have been prepaid to the banks. The Senior A term loan was fully repaid for € 12,1million as of December 31, 2003. The Senior B term loan was partially repaid by € 37,9 million on the same date, the outstanding amount becoming at that date € 90,65 million.
Cash flow and results of operations of MSC are consolidated for the year ended December 31, 2003. MSC provides control equipments for the glass packaging industry.

Financial statements of MSC as of December 31, 2003 are as follows:

As of December 31, 2003

(In millions)
ASSETS
Cash and cash equivalents	—
Trade accounts and notes receivable, net	€5.9
Inventories, net	9.1
Other current assets	2.1

Total current assets	17.1
Property, plant and equipment, net	0.7
Intangible assets, net	0.1

Total assets	€17.9

LIABILITIES AND NET EQUITY
Trade accounts and notes payable	€7.8
Other payables and accrued liabilities	5.5

Total current liabilities	13.3
Provisions	1.6

Total liabilities	14.9
Net equity	3.0

Total liabilities and net equity	€17.9

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended December 31, 2002	Year ended December 31, 2003

	(In millions)

Net sales	€30.4	€31.9
Cost of goods sold	(18.4)	(19.3)

Gross profit	12.0	12.6
Selling, general and administrative expenses	(4.6)	(5.4)
Research and development expenses	(2.4)	(2.6)
Other income and expense	0.1	—

Operating income	5.1	4.6
Financial expense, net	(0.2)	(0.1)

Income before income taxes	4.9	4.5
Income tax (expense)/benefit	(1.7)	(1.5)

Net income	€3.2	€3.0

The net gain on MSC disposal amounts to:
(In Millions)

Selling Price	€52.0
Carrying amount of assets less liabilities of MSC	€3.0

Net Gain on MSC disposal	€49.0

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (“IASB”).

Financial Instruments: recognition and measurement.

Following the introduction of IAS 39, Financial Instruments: Recognition and Measurement, available for sale investments are carried at their fair values and all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity (retained earnings and hedging reserve) as of January 1, 2001 has been adjusted by € 1.0 million. Changes in fair values in period ended June 30, 2004 and December 31, 2003, 2002, 2001 have resulted, respectively, in a net profit of €3.3, a net profit of € 2.0, a net profit of € 3.6 million and in a net loss of € 9.9 million, recorded as a change in a separate component of equity (see consolidated statement of net equity).

Use of estimates

The preparation of financial statements in conformity with IFRS formulated by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and presentation of accounts in euros

a. Transactions denominated in foreign currencies

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounts receivable and payable denominated in foreign currencies are recorded at the year-end exchange rate. Foreign exchange gains and losses resulting from the remeasurement of accounts receivable and payable stated in foreign currencies and from the settlement of such balances during the year are recognized in the statement of operations.

b. Translation of financial accounts expressed in foreign currencies and presentation of accounts in euros

All the group entities are located in the euro area.

Fiscal year

The fiscal year end is December 31.

Principles of consolidation

Subsidiaries in which BSN Glasspack has, directly or indirectly, an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations have been consolidated. BSN Glasspack’s investments in less than 20% owned companies, and for which the Company does not exercise significant influence, are accounted for as available for sale investments (at their fair market values). BSN Glasspack has no investment in entities in which it exercises a significant influence.

The subsidiaries Champagne Emballage and BSN Distribution Sud Ouest, in which BSN Glasspack has a 50% interest, have been fully consolidated, as they are distribution entities over which BSN Glasspack has power to exercise full control.

All significant year-end balances and transactions between consolidated companies have been eliminated.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less at issuance date. Cash equivalents are carried at cost, which approximates fair value.

Trade accounts and notes receivables, net

Receivables are stated at the fair value of the consideration to be received and are carried at amortized cost, after provision for impairment. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Raw materials and packaging are valued using the weighted average cost method. Work in progress and finished goods are stated at their manufacturing costs, which include the direct costs of manufacturing products as well as certain depreciation and overhead costs related to manufacturing. Appropriate provisions are recorded when inventory cost exceeds its net realizable value.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Spare Parts

Spare parts and servicing equipment are carried in inventory and recognized as an expense as consumed. However, spare parts and servicing equipment are included in property plant and equipment when they can only be used in connection with an item of property, plant and equipment or their use is in more than one period. These spare parts are depreciated over a time period not exceeding the useful life of the related asset.

Moulds

In 2001, the Company implemented a new IT system enabling the Company to track specific mould utilization thereby improving the accuracy of the estimated remaining useful life of individual moulds. In prior periods, the cost of moulds was expensed over an average estimate useful life (and not on a mould per mould basis).

Beginning in 2001, the valuation of moulds is now able to be determined based on specific mould statistics using past consumption and future potential utilization of each mould. As a consequence, the cost of goods sold for the year ended December 31, 2001 has decreased by € 12.4 million, and moulds inventory as of December 31, 2001 has been increased by € 12.4 million.

Property, plant and equipment, net

Property, plant and equipment are stated at their historical costs of purchase or construction, and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Description	Useful life (years)

Land improvements	10
Buildings	20–33
Machinery and equipment	3–15
Other fixed assets	3–10

Certain furnaces need to be partially or completely overhauled approximately every 6 to 14 years. Accordingly, the Company has identified separate components of the furnaces, which are depreciated to reflect the different corresponding useful lives, and capitalizes the costs of overhaul when incurred. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized on significant projects, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset (see below borrowing costs).

Start-up costs

Any start-up and similar pre-production costs are expensed as incurred unless they are included in the cost of an item of property plant and equipment under IAS 16.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting for leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, which equals the fair value of assets. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial debts. The interest element of the finance charge is charged to the statement of operations over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the period of the lease.

Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale instruments are classified as long-term investments if management intends to realize them within more than 12 months. Investments are initially measured at cost. Available-for-sale and trading investments are subsequently carried at fair value.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders’ equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Intangible assets, net

Goodwill related to the acquisition of companies that occurred prior to January 1, 1995, totaling € 104.4 million, was charged in full to net equity.

Goodwill on acquisitions occurring on or after January 1, 1995 is reported in the balance sheet as an intangible asset and is amortized over its estimated useful life, not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for permanent impairment when necessary.

Other intangible assets, consisting primarily of purchased computer software, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of typically 3 to 4 years, except for SAP capitalized costs which are being amortized over 7 years.

Impairment of long-lived assets

The Company periodically assesses whether there is any indication that an asset may be impaired. When an asset’s recoverable amount (i.e. the higher of the assets’ net selling price and value in use) is lower than its carrying amount, the asset is impaired, and therefore, written down to its net recoverable amount.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be measured reliably. Sales are recognized net of VAT and discounts. Revenue from sales of goods is recognized upon shipment of products to customers and transfer of title of ownership under standard commercial terms (FOB shipping is used). The Group offers rebates, calculated as a percentage of sales, to some of its customers when the customer reaches its specified sales and volume objective. At each closing period, the Group estimates accruals for rebates based on actual sales and estimated yearly sales.

Government grants

Grants related to depreciable assets are initially recorded as deferred income, which is recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

Research and development

Expenditure for research is recognized as an expense when incurred. Expenditure on development is charged against income in the period incurred except for project development costs which comply strictly with all of the following criteria: (a) the product or process is clearly defined and costs are separately identified and measured reliably; (b) the technical feasibility of the product is demonstrated; (c) the product or process will be sold or used in-house; (e) the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and (f) adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated. Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed five years.

The Company currently has no such capitalized development costs.

Restructuring

A provision is recognized when, and only when, the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. As far as restructuring is concerned, a constructive obligation to restructure arises when the Company has a detailed formal plan for the restructuring identifying the business or part of a business concerned; the principal locations affected; the location, function, and approximate number of employees who will be compensated for terminating their services; the expenditures that will be undertaken; and when the plan will be implemented; and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. A restructuring provision includes only the direct expenditure arising from the restructuring that is both necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.

Segment information

The group is managed on a geographical basis and operates in different European countries: France, the Netherlands, Germany and Spain.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Retirement indemnities and pension obligations

The Company operates a number of defined benefit and defined contribution plans throughout its legal European entities, the assets of which are, in The Netherlands, held in separate trustee-managed funds.

The Company’s projected benefit obligations relating to defined benefit pension schemes and to retirement indemnity, other post-retirement and medical schemes are calculated using actuarial assumptions that reflect the legal, economic and monetary circumstances in each related country. For these plans, pension or other scheme costs are assessed using the projected unit credit method. Under this method, pension cost, which was determined with the advice of qualified actuaries who performed a full valuation as of December 31, 2001, December 31, 2002 and December 31, 2003, is charged to income over the service lives of employees. For each individual plan, actuarial gains and losses are deferred and recognized over the average remaining service lives of employees participating in that plan for the part exceeding 10% of the higher of the present value of the Defined Benefit Obligation (PBO) and the fair value of plan assets.

The Company’s contributions to the defined contribution pension plans are charged to the statement of operations in the year to which they relate.

The Company adopted IAS 19 (revised 1998) effective January 1, 1999. The effect of the change, called transitional obligation, and which represents unrecognized amounts at January 1, 1999 under IAS 19 (revised 1993), has been amortized to 1999 income for Ex Groupe Danone subsidiaries. For Gerresheimer subsidiaries, acquired as of August 5, 1999, the adoption of IAS 19 (revised 1998) was effective January 1, 1998.

Financial instruments

With respect to foreign exchange exposure relating to forecasted sales, interest rate exposure relating to financing activities, and energy cost exposure arising from forecasted purchases, the Company may enter into the following derivative contracts:

–	Foreign currency forward contracts and foreign exchange options
–	Interest rate swaps, caps and collars
–	Energy forward contracts

All the derivative instruments used by the Company qualify as cash flow hedges under IAS 39 criteria. As a result, such derivatives are accounted for as follows:

–	The effective portion of the variation in fair value is recorded directly to equity
–	The ineffective portion is recognized immediately in the statement of operations
–	The deferred portion of the variation in fair value is released to income when the hedged cash flows arise (unless the hedged cash flows give rise to a recognized asset or liability, in which case the deferred gain or loss is used to adjust the initial carrying value of the asset or liability)

Third party banks have assessed the fair value of derivatives at the respective balance sheet date. Such values correspond to the amount of cash the Company would receive or pay to settle the contracts.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Currently enacted tax rates applicable to future periods are used to calculate year-end deferred income taxes.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred tax assets for companies which have carry forward unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Borrowing costs

Borrowing costs generally are expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Short-term and long-term debt

Short and long-term debts are carried on the balance sheet at their outstanding capital amount. The outstanding capital is computed taking into account financing fees related to obtaining the long-term borrowings using the effective interest method.

Accounting standards issued but not yet effective

On December 17, 2003, IASB issued revised standard on financial instruments:

IAS 32 Financial instruments, presentation and disclosure
IAS 39 Financial instruments, recognition and measurement

On December 18, 2003, IASB published improvements to the following standards :

IAS 1 Presentation of financial statements
IAS 2 Inventories
IAS 8 Accounting policies, changes in accounting estimates and errors
IAS 10 Events after the balance sheet date
IAS 16 Property, plant and equipment
IAS 17 Leases
IAS 21 The effects of changes in foreign exchange rates
IAS 24 Related party disclosures
IAS 27 Consolidated and separate financial statements
IAS 28 Investments in associates
IAS 31 Interests in joint ventures
IAS 33 Earnings per share
IAS 40 Investment property

These news standards become effective for annual periods beginning on or after January 1, 2005. Early application is allowed. The Company has not yet assessed the impact of the revisions made on its net profit or loss and financial position.

NOTE 4 – RELATED PARTY TRANSACTIONS

On June 21, 2004, Owens Illinois, an US listed company operating in the glass and plastic packaging industry acquired the ownership of BSN Glasspack.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Transactions and balances with previous BSN Glasspack’s parent Glasspack Participations and BSN Glasspack’s parent Owens Illinois are as follows:

	For the six months ended June 30,

STATEMENTS OF OPERATIONS	2003	2004

Interest expense – Glasspack Participations	€(0.5)	€___
Royalties O.I .USA (R&D expenses)	___	(1.7)
Net sales – O.I. Europe	___	2.1
COGS – O.I. Europe	___	(1.0)

	As of December 31,	As of June 30,
BALANCE SHEETS	2003	2004

Trade accounts and notes receivable – O.I. Europe	€___	€2.2
Long-term debt – Glasspack Participations (see Note 8)	(15.2)	___
Long-term debt – O.I. Europe SAS (Note 8)	___	(15.2)
Other payables and accrued liabilities – O.I. USA	___	(1.7)
Trade accounts and notes payable – O.I. Europe	___	(0.1)

NOTE 5 – INVENTORIES, NET

Inventories, net are as follows:

	As of December 31,	As of June 30,
	2003	2004

Raw materials, packaging and other consumables	€74.6	€75.1
Work in progress	1.4	1.4
Finished goods	194.2	185.7
Moulds	62.8	64.6
Less: obsolescence reserve – Raw materials, packaging and other consumables	(11.1)	(12.2)
Less: obsolescence reserve – Finished goods	(9.7)	(11.8)
Less: obsolescence reserve – Moulds	(23.0)	(23.9)

Inventories, net	€289.2	€278.9

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

The net book value of property, plant and equipment, is as follows:

	Net Book Value

	Land and Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total

Gross value	€27.8	€216.9	€1,001.1	€27.9	€12.8	€1,286.5
Accumulated Depreciation	(6.4)	(130.6)	(608.6)	(23.9)	___	(769.5)

December 31, 2003	€21.4	€86.3	€392.5	€4.0	€12.8	€517.0

Gross value	27.7	217.4	998.8	27.7	23.8	1,295.4
Accumulated Depreciation	(6.4)	(134.7)	(629.1)	(25.6)	___	(795.8)

June 30, 2004	€21.3	€82.7	€369.7	€2.1	€23.8	€499.6

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The gross book value of property, plant and equipment is as follows:

	Gross Book Value

	Land and land improvements	Buildings	Machinery and equipment	Other fixed assets	Assets under construction	Total

December 31, 2002	€27.9	€211.9	€937.9	€29.0	€57.5	€1,264.2
Additions	0.3	4.6	41.3	1.6	39.1	86.9
Disposals	(0.5)	(8.0)	(52.0)	(2.8)	___	(63.3)
MSC disposals	___	___	(0.6)	(0.7)	___	(1.3)
Transfers	0.1	8.4	74.5	0.8	(83.8)	___

December 31, 2003	€27.8	€216.9	€1,001.1	€27.9	€12.8	€1,286.5

Additions	___	0.6	11.4	0.2	11.7	23.9
Disposals	(0.1)	(0.1)	(14.4)	(0.4)	___	(15.0)
Transfers	___	___	0.7	___	(0.7)	___

June 30, 2004	€27.7	€217.4	€998.8	€27.7	€23.8	€1,295.4

The accumulated depreciation of property, plant and equipment is as follows:

	Accumulated Depreciation

	Land Improvements	Buildings	Machinery and equipment	Other fixed Assets	Assets under construction	Total

December 31, 2002	€(6.2)	€(128.8)	€(584.1)	€(22.0)	€ ___	(741.1)
Depreciation	(0.3)	(9.3)	(68.8)	(2.4)	___	(80.8)
Disposals	0.1	5.7	46.1	1.9	___	53.8
Impairment	___	___	(2.0)	___	___	(2.0)
MSC disposals	___	___	0.2	0.4	___	0.6
Transfers	___	1.8	___	(1.8)	___	___

December 31, 2003	€(6.4)	€(130.6)	€(608.6)	€(23.9)	€ ___	€(769.5)

Depreciation	___	(4.2)	(34.9)	(2.1)	___	(41.2)
Impairment	___	___	___	___	___	___
Disposals	___	0.1	14.4	0.4	___	14.9
Transfers	___	___	___	___	___	___

June 30, 2004	€(6.4)	€(134.7)	€(629.1)	€(25.6)	€ ___	€(795.8)

Capitalized interest cost

There were no interest costs capitalized neither in 2004 nor in 2003 in fixed assets, as no qualifying asset was acquired or constructed during the period.

Impairment

In connection with the VMC and Budenheim restructuring plans (see Note 10), the Company recorded asset impairments of € 0.2 million in 2003 related to Givors plant (VMC) located in France and of €1.8 million in 2003 (impairment of a machine transferred from Germany to France.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recoverable amounts of Givors and Budenheim assets were estimated based on their values in use (the plants have been considered as cash generating units under IAS 36). Estimated future cash flows related to the Budenheim facility indicated that an impairment of the full value had occurred.

No asset impairment has to be booked as of June 30, 2004.

NOTE 7 – SHORT-TERM DEBT

Short-term debt is as follows:

	As of December 31,	As of June 30,
	2003	2004

Current portion of long-term debt	€25.6	€11.3
Current portion of lease liabilities	0.4	0.2

Total short-term debt (see Note 8)	€26.0	€11.5

NOTE 8 – LONG-TERM DEBT

Long-term debt is as follows:

	As of December 31,	As of June 30,
	2003	2004

Senior bank borrowing (3)	€212.5	€296.8
Senior subordinated notes 10.25% (4)	137.9	138.1
Senior subordinated notes 9.25% (5)	153.5	154.2
Loans from related parties (see Note 4) (6)	18.6	19.0
Lease liabilities	0.5	0.5
Securitization (7)	167.3	179.9
Other loans	0.9	1.1

Total long-term debt	€691.2	€789.6

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Long-term debt at June 30, 2004 is detailed as follows:

	Initial Amount Or Available Amount	Outstanding Amount in € (1)

Nature		Long-term portion	Short-term portion	Nominal interest Rate Reduced interest Rate (2)	Repayment Schedule	Maturity

(3) Senior bank borrowings
French C1	$315.0	€246.2	€(0.3)	Libor + 3.0 % Libor +2.50%	At maturity date	One reimbursement on October 1, 2007 and at maturity date, April 1, 2008
French C2	€52.0	51.4	(0.1)	Euro libor + 3.0 % Euro libor +2.50%	At maturity date	One reimbursement on October 1, 2007 and at maturity date, April 1, 2008
French C3	$385.0	(0.8)	0.2	Libor + 3.0 % Libor +2.50%	At maturity date	One reimbursement on October 1, 2007 and at maturity date, April 1, 2008

Total senior bank borrowings		296.8	(0.2)
(4) Senior subordinated Notes 10.25%	140.0	138.1	5.5	10.25 % fixed	At maturity date	Aug.1, 2009
(5) Senior subordinated Notes 9.25%	160.0	154.2	4.8	9.25 % fixed	At maturity date	Aug.1, 2009
(6) Loans from related parties	15.2	19.0	___	4.50 % fixed	At maturity date	Dec. 31, 2009
Lease liabilities		0.5	0.2	Euribor + 0.20%	Semi-annually	March 31, 2006
(7) Securitization	210.0	179.9	0.6	Euribor + 1.1%	Upon receivable collection	Nov 5, 2006
Other loans		1.1	0.6

Total		€789.6	€11.5

The seniority of the debt facilities ranks as follows:

–	Securitization
–	Senior bank borrowings
–	Senior subordinated Notes 9.25%
–	Senior subordinated Notes 10.25%
–	Loans from related parties

Average interest rate on debt was 7.7%, and 6.9% as of June 30, 2004 and as of December 31, 2003 respectively. An additional point in market interest rate would generate a yearly additional interest expense in the region of € 4.0 million.

(1)	Outstanding amount :
	–	Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the drawing amount as of June 30, 2004. Financing fees associated with obtaining long-term debt are recognized as borrowing costs using the effective interest rate method. The amount is spread over future interest periods and is shown as a deduction of the drawing amount as of June 30, 2004. Due to the fact that French senior debts C1,C2 have no short term principal and that French senior debt C3 has not been drawn as of June 30, 2004, the short-term outstanding amounts are negative for C1 and C2 and negative also for long term outstanding amount of C3.
–	Accrued interests are included in the outstanding amount.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(2) Reduced interest rate:

Some components of the senior bank borrowings bear an initial nominal interest rate adjustable downwards depending upon some events. For the semester ending June 30, 2004, BSN Glasspack was not allowed to benefit from reduced interest rates.

(3) Senior bank borrowings:

As of June 21, 2004, Senior term B, Senior Term C, Senior Revolving credit facility and Capex facility were fully reimbursed in advance, due to fact that Owens Illinois, an US listed company operating in the glass and plastic packaging industry, acquired the ownership of BSN Glasspack. Financing fees related to the Senior term B, Senior Term C, Senior Revolving credit facility and Capex facility have been written-off.

Under the credit-agreement of Owens Illinois group, a bank syndicate granted three loans to BSN Glasspack, Senior French C1 (available amount of $ 315 million), Senior French C2 (available amount of € 52.0 million) and Senior French C3 (available amount of $ 385.0 million), with first reimbursement in October 1, 2007 and final reimbursement scheduled at maturity date as of April 1st, 2008. BSN Glasspack has only drawn € 300.0 million on Senior French C1, and has thereof definitively reduced the available amount of Senior French C1 to € 300.0 million.

The following terms are common to the new senior banks borrowings, French C1, C2 and C3:

Prepayments:

The terms of the facilities contain events of default that may allow the Facility Agent to cancel all the borrowing facilities under the senior bank facilities and require immediate payment of all obligations under the senior bank facilities.

Guarantees:

– Pledge on some assets of BSN Glasspack
– Guarantee given by Owens Illinois covering all commitments of any borrower under the senior credit agreement
– Pledge on some BSN Glasspack bank account
– Securitized receivables are sold with no recourse. See § (7) below.

Covenants:

The terms of the senior bank borrowing contract contain a number of covenants requiring Owens Illinois to achieve or maintain specified consolidated financial ratios, including certain interest and fixed charge coverage ratios as defined under the corresponding credit agreement. As of June 30, 2004 these ratios have been met. In addition, the terms of the contract also contain general covenants restricting the incurrence of certain debt and certain liens, the payment of dividends, the disposition of assets, the making of certain capital expenditures and other activities and transactions. In case of non-compliance with these covenants, banks can require immediate repayment of Senior Bank Borrowings.

(4) Senior subordinated notes 10.25% guarantees and covenants for the benefit of bond holders:

As of August 8, 2003, € 40 million have been paid back to some bonds holders under the Senior subordinated notes 10.25% following the new Senior Subordinated notes 9.25% issuing. The Senior subordinated notes 10.25% will mature (€ 140.0 million) on August 1, 2009.

Prepayments:

Redemption: on or after August 1, 2004, BSN Financing Co. will have the right to redeem any or all of its notes at 105.125% of their principal amount plus accrued interest, with the premium declining after that date. It has been estimated that it is unlikely that the call option will be exercised. As a consequence, financing costs do not include the redemption premium and these costs are amortized until the note maturity date.

Change of Control: if an event treated as a change of control of BSN Glasspack occurs, holders of the BSN Financing Co. Senior Subordinated Notes will have the right to require BSN Financing Co. to repurchase the Senior Subordinated Notes at a purchase price equal to 101% of the aggregate principal amount of notes duly tendered for repurchase, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. BSN Glasspack meets this change of Control event and has 45 days after the effective date of acquisition ( i.e. June 21st, 2004) to issue a cash tender offer, priced at 101% of principal amount plus accrued and unpaid interest on such principal amount.

Guarantees:
– Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Financing Co. of the senior subordinated notes.
– The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

Increased interest rate:

The nominal interest rate of senior subordinated notes is 10.25%. Since the company did not file the consolidated financial statements with the SEC before January 1, 2000 (for listing of the bonds on New York Stock Exchange), the interest rate was increased by stages (0.25% increase by period of 90 days with a ceiling rate increase) from 10.25% to 11.25% between February 1, 2000 and July 31, 2001, in compliance with the agreement signed with the bond holders. Such filing occurred in August 2001. Since August 2001, the interest rate is 10.25%.

(5) Senior subordinated notes 9.25% guarantees and covenants for the benefit of bond holders:

On August 5, 2003, new senior subordinated notes have been issued for € 160 million. The bonds will mature on August 1, 2009. The interest rate is 9,25%.

Prepayments:

Redemption: on or after August 1, 2006, BSN Obligation will have the right to redeem any or all of its notes at 104.625% of their principal amount plus accrued interest, with the premium declining after that date. It has been estimated that it is unlikely that the call option will be exercised. As a consequence, financing costs do not include the redemption premium and these costs are amortized until the note maturity date.

Change of Control: if an event treated as a change of control of BSN Glasspack occurs, holders of the BSN Obligation Senior Subordinated Notes will have the right to require BSN Obligation to repurchase the Senior Subordinated Notes at a purchase price equal to 101% of the aggregate principal amount of notes duly tendered for repurchase, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. BSN Glasspack meets this change of Control event and has 45 days after the effective date of acquisition ( i.e. June 21st, 2004) to issue a cash tender offer, priced at 101% of principal amount plus accrued and unpaid interest on such principal amount.

      Guarantees:

– Guarantee given by BSN Glasspack on all commitments relating to the issuance by its subsidiary BSN Glasspack Obligation of the senior subordinated notes.
– The repayment of senior notes is subordinated to BSN Glasspack having no outstanding senior bank borrowings (as stipulated under an inter-creditor agreement).
– The guarantee given by BSN Glasspack are secured by second priority liens (or share in existing liens on a second priority basis) on all of the shares of BSN Glasspack and those of BSN Glasspack’s subsidiaries over which the lenders under BSN Glasspack’s senior bank facilities have first priority liens.

    Covenants:

The terms of the agreement contain a number of limitations for BSN Glasspack regarding mainly restricted payments, incurrence of indebtedness (by reference to an EBITDA coverage ratio), asset sales, sales and leaseback transactions, merger.

(6) Loan from related parties:

This loan granted by Glasspack Participations S.A., which was the parent company of BSN Glasspack was fully repaid as of June 21, 2004, and replaced by a loan granted by Owens Illinois Europe SAS. It is fully subordinated to the reimbursement of both senior bank borrowings and senior subordinated notes.

(7) Securitization:

In November 2000, BSN Glasspack initiated a securitization program for the BSN Glasspack's trade receivables through a sub-fund of a French “fonds commun de créances” (the fund”) created in accordance with French Law, and at the same time terminated its existing Borrowing Base Facility. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales ("GTI") and managed by GTI, provides for an aggregate securitization volume of up to € 210.0 million since June 2003 and during a period of six years (€180.0 million before June 2003). Under the program, BSN Glasspack Services is permitted to assign receivables to the fund until November 5, 2006. According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack Services are sold to the funds on a weekly basis. The purchase price for the receivables is determined in function of the book value and the term of each receivable and a Euribor three-month rate increased by a 1.51% margin. A portion of the purchase price for the receivables is deferred and paid by the fund to BSN Glasspack Services only when receivables are collected or at the end of the program. This deferred portion varies based on the status and updated collection history of BSN Glasspack Services’ receivable portfolio.

As of June 30, 2004, the volume of the cash funded through the receivable program was € 180.2 million. The fund can issue up to €210.0 million of ordinary shares to finance its receivables purchases under the program. Such rates are rated AA- by Standard & Poor’s and are privately placed to a financial conduit, which issues commercial paper to finance its subscription. The interest rate paid by the fund to the financial conduit is a variable rate based on the costs of the issued commercial paper and capped by a Euribor rate.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

BSN Glasspack Services subscribes for subordinated shares of the fund in an amount up to € 8.4 million, depending on volume and historical statistics of receivables sold. These subordinated shares bear interest at the Euribor three-month rate. The subordinated shares will be paid back to BSN Glasspack Services, subject to fulfillment of its obligation at the end of the program.

BSN Glasspack Services continues to service, administrate and collect the receivables on behalf of the fund. This service rendered to the funds is invoiced to the funds at a normal market rate.

The cumulative available amount related to securitization and senior revolving credit facility is limited to a maximum of € 304.8 million.

Under SIC 12, the fund is considered as a Special Purpose Entity controlled in substance by BSN Glasspack, and therefore is consolidated in BSN Glasspack Financial Statements.

Long-term debt, by currency, is as follows:

	As of December 31,	As of June 30
Currency	2003	2004

Euros	€691.2	€543.4
Dollars	___	246.2

Total long-term debt	€691.2	€789.6

NOTE 9 – FINANCIAL INSTRUMENTS

Interest rate risk

The Company uses an interest rate collarin order to fix or limit the variable interest rate paid on a large part of existing variable rate debt instruments.
These instruments are qualifying cash flow hedges under IAS 39.

Foreign exchange risk

The foreign currency risk management policy of BSN Glasspack is to hedge the risk arising from budgeted U.S. dollar fuel and gas purchases for the next 12 to 18 months.
These instruments are qualifying cash flow hedges under IAS 39.

Energy risk

As of June 30, 2004, BSN Glasspack has no hedge contracts on energy purchases.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The impact of the adoption of IAS 39 related to hedging contracts described above as of June 30, 2004 is as follows:

	Book value as of December 31, 2003 (a)	Fair market value (b)	Adjustment on balance sheet and separate component of equity (b) – (a)

Interest Collar	€(3.2)	€(7.2)	€(4.0)
Foreign exchange options	___	(1.3)	(1.3)
Energy swaps (*)	___	0.2	0.2

Total before deferred tax	€(3.2)	€(8.3)	€(5.1)
Deferred tax			1.8

Total, net of tax as of December 31, 2003			€(3.3)

	Book value as of June 30, 2004 (a)	Fair market value (b)	Adjustment on balance sheet and separate component of equity (b) – (a)

Interest Collar	€ ___	€ ___	€ ___
Foreign exchange options	___	(0.2)	(0.2)
Energy swaps	___	___	___

Total before deferred tax	€___	€(0.2)	€(0.2)
Deferred tax			0.1

Total, net of tax as of June 30, 2004			€(0.1)

(*) The €0.2 million closing balance on energy swaps as of December 31, 2003 corresponds to December 2003 settlement paid at the beginning of January 2004.

The carrying amounts of the following financial assets and liabilities approximate their fair values: cash and cash equivalents, other non-current assets, accounts receivable and payable.

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Because counter parties to derivatives consist of a large number of prime financial institutions, the Company does not expect any counter parties to fail to meet their obligations. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade accounts and notes receivables and other current assets, net of provisions for impairment recognized at the balance sheet date.

NOTE 10 – RESTRUCTURING EXPENSES

Restructuring expenses include the charges incurred by BSN Glasspack to reduce workforce. Restructuring expenses during first semester 2004 consist primarily of costs related to six redundancy programs, ‘‘BSN 2003’’(BSN Glasspack), “Centurion” (BSN Glasspack NV), “VMC”, “Budenheim” and “German OAPT plan” (BSN Glasspack GmbH und Co. KG), “CATS” (BSN Glasspack and VMC) as follows:

BSN 2003

BSN Glasspack agreed with employees’ representatives to an involuntary redundancy program, which affected the 645 employees of BSN Glasspack who reached the age of 56 or greater between the years 1999 and 2003. The total cost of the program was estimated by management to be € 46.3 million and was provided for as of June 30, 1999. The remaining accrual amounted to € 0.2 million as of June 30, 2004.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Centurion

To improve competitiveness BSN Glasspack N.V. implemented a number of measures to reduce personnel costs. The accrual recorded in 1999 for € 6.4 million related to the closing of the fourth furnace of Schiedam, and involved a reduction in the number of employees to approximately 120, as well as other measures to reduce the headcount in all factories and the headquarter. Most of the people leave according to the agreement made with unions and government, which enables them to leave after 55 years of age. A new plan was announced in 2000, which concerned 102 employees located at the headquarters or the Schiedam plant, to leave in 2001. The corresponding additional provision amounted to € 7.5 million. The remaining accrual amounted to € 1.3 million as of June 30, 2004.

VMC

The main features of the VMC plan include the closing of the Givors plant in January 2003 and the downsizing of the workforce in the Reims location. The new restructuring plan has been formally agreed by the labor unions in February 2002. The VMC-related restructuring costs recorded as of December 31, 2001 amounted to € 35.5 million, of which € 25.5 million were severance compensation costs (345 employees) and € 10.0 million were related to impairment of the Givors facility. The restructuring costs booked as of December 31, 2002 were related to compensation costs and costs not covered by restructuring reserve for € 3.0 million (mainly under activity for €2.8 million).The restructuring income booked as of December 31, 2003 amounts to €2.9 million. It is made of (i) a gain on the disposal of the land and buildings at Givors and the reversal of the reserve for demolishing and cleaning up, (ii) additional restructuring expenses that did not meet requirements to record an accrual under IFRS in the year ending December 31, 2002, and (iii) release of unused provision related to exemption of severance payments pursuant a change in French regulations. The remaining restructuring accrual amounted to € 2.0 million as of June 30, 2004.

Budenheim

The closing of Budenheim plant was officially announced in October 2001. The restructuring costs recorded as of December 31, 2001 amounted to € 40.3 million, including € 19.0 million for compensation costs (288 persons) and € 21.3 million for asset impairment. The additional restructuring costs recorded as of December 31, 2002 amount to € 8.6 million related to closing of Budenheim (including mainly € 4.4 millions of penalties for cancellation of supply contract, € 2.0 million related to current assets impairment). The restructuring accrual amounts to € 8.7 million as of June 30, 2004. The remaining restructuring accrual as of June 30, 2004 includes mainly demolition costs and penalties for cancellation of supply contract. As of December 31, 2003, all people had left the company.

German restructuring scheme “OAPT”

In accordance with German social regulation, BSN Glasspack GmbH und Co. KG has negotiated with the employee representative bodies a restructuring scheme. Under this new scheme "OAPT", a certain portion (5%) of the employees between 55 and 66 years of age are offered to leave the company within three years. The accrual recorded for this new plan as of December 31, 2003 corresponds to the present value of the redundancy costs to be paid until year 2009 to the employees who should join the plan. 50 persons joined the plan as of December 2003. The remaining accrual amounts to € 4.3 million as of June 30, 2004.

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CATS (Early retirement plan).

As of April 15, 2003 and as of May 6, 2003, a legal agreement was signed with French administration for French entities (VMC and BSN Glasspack) and labor unions representatives, which enables a maximum of 674 employees to leave between 2003 and 2006, after 57 years old, with a partial state compensation. The accrual recorded for this new plan corresponds to compensation costs to be paid until year 2009 and amounted to € 21.8 million as of December 31, 2003 for 482 persons who should join the plan, of which € 5.5 Million were already recorded as of December 2002 as part of the curtailed retirement indemnity scheme. The remaining restructuring accrual amounts to € 20.2 million as of June 30, 2004.

Movements in compensation costs linked to restructuring accruals were as follows:

	December 31, 2003	Additional provision	Amounts used	June 30, 2004

“BSN 2003” plan	€1.5	€___	€(1.3)	€0.2
“Centurion” plan	1.7	___	(0.4)	1.3
“VMC” plan	2.9	___	(0.9)	2.0
“Budenheim” plan	8.9	___	(0.2)	8.7
“German OAPT” plan	4.6	___	(0.3)	4.3
“CATS” plan	21.8	___	(1.6)	20.2

Total	€41.4	€___	€(4.7)	€36.7

NOTE 11 – INCOME TAX (EXPENSE) / BENEFIT

Analysis of the effective income tax

For the six months periods ended June 30, 2004 and 2003, the effective income tax expense is detailed as follows:

	For the six months ended June 30,

	2003	2004

Statutory income tax expense in France	(0.7)	€(9.8)
Effect of depreciation of deferred tax assets	(1.0)	0.1
Effect of non taxable items	___	___
Effect of rate items	___	(0.2)
Effect of other differences	0.2	___

Effective income tax expense	(1.5)	(9.9)

BSN GLASSPACK AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The Company operates one segment of glass containers. Financial information by geographic area as of June 30, 2004 and for the six months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total

Net sales	€357.6	€106.3	€137.5	€58.9	€(2.8)	€657.5
Operating income	44.3	11.3	4.9	3.4	___	63.9
Total assets	797.2	148.8	259.8	119.6	(72.4)	1,252.9
Capital expenditures paid	9.2	11.2	3.6	2.6	___	26.6
Total liabilities	€(954.7)	€(140.4)	€(194.6)	€(94.2)	€72.4	€(1,311.5)
Depreciation	(23.6)	(6.3)	(8.9)	(4.4)	___	(43.2)
Impairment of assets	___	___	___	___	___	___

Financial information by geographic area as of June 30, 2003 and for the six months then ended is as follows:

	France	Benelux	Germany	Spain	Internal transactions	Total

Net sales	€367.5	€107.4	€137.7	€56.9	€(1.9)	€667.6
Operating income	20.2	7.7	3.6	3.7	___	35.2
Total assets	817.0	169.9	252.4	117.6	(151.0)	1,205.8
Capital expenditures paid	39.3	1.6	22.0	3.3	___	66.2
Total liabilities	€(893.8)	€(186.1)	€(327.3)	€(94.2)	€151.0	€(1,350.3)
Depreciation	(22.1)	(6.1)	(9.3)	(4.4)	___	(42.0)
Impairment of assets	(0.1)	___	___	___	___	(0.1)

NOTE 13 – SUBSEQUENT EVENTS

• Integration process in Owens Illinois organization has been launched in July 2004.
• Initialization of Castellar plant’s divestiture process started consequently of Brussels’s commission decision.